UNITED STATES SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42040

SCHMID Group N.V.

(Registrant's name)

Robert-Bosch-Str. 32-36,

72250

Freudenstadt, Germany

Tel: +49 7441 538 0

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Issuance Price Set for Share Issuances to Anette Schmid, Christian Schmid, Christine Schmid and Schmid Grundstücke GmbH & Co KG to off-set financial liabilities

On April 24, 2026, SCHMID Group N.V. (the "Company") entered into separate subscription agreements and separate set-off agreements with Anette Schmid, Christian Schmid, Schmid Grundstücke GmbH & Co KG and Christine Schmid to off-set financial liabilities in an aggregate amount of EUR 30.75 million. The shareholders' meeting of the Company held on May 20, 2026, resolved to issue and sell to Anette Schmid, Christian Schmid, Schmid Grundstücke GmbH & Co KG and Christine Schmid in private placements a number of shares of the Company determined by dividing the EUR 30.75 million by the 5-trading day volume-weighted average price (VWAP) of the Company's shares immediately preceding the approval by the board of directors' of the Company of the share issuances following the shareholders' meeting on May 20, 2026. Only in relation to EUR 2.4 million of the aggregate financial liabilities (to be off-set in relation to the financial liabilities to Christine Schmid), the share price will be determined in relation to the 5-trading day VWAP applying a 20% discount.

On May 23, 2026, the board of directors set the 5-trading day VWAP for the period of May 18, 2026 to May 22, 2026 at USD 7.3309 per share (the "Applicable VWAP Price"). As a result, Anette Schmid was issued shares in an amount of 2,190,589 Ordinary Shares, Christian Schmid was issued shares in an amount of 1,265,322 Ordinary Shares, Schmid Grundstücke GmbH & Co KG was issued shares in an amount of 1,028,074 Ordinary Shares and Christine Schmid was issued shares in an amount of 474,496 Ordinary Shares.

Share Issuances to Board Members and various key employees of the SCHMID Group and Yorkville

On May 23, 2026, the board of directors also agreed to issue, based on Applicable VWAP Price applying a 20% discount to issue 69,198 Ordinary Shares to five board members for a certain portion of their 2025 board compensation and to issue 151,841 Ordinary Shares to seven key employees for past bonuses from the fiscal year 2023 due and payable in cash, but which have now been agreed to pay in shares to further align their interests with those of SCHMID Group’s shareholders and support the Company’s long-term growth objectives. In addition, the board of directors also resolved to issue 24,000 Ordinary Shares to the SCHMID Group's CFO Arthur Schuetz at par value and 24,000 Ordinary Shares to the SCHMID Group's COO Helmut Rauch at par value as part of the Company's share incentive plans and the share award contracts previously agreed with them.

In total 269,039 Ordinary Shares were issued to board members, key employees and officers on May 23, 2026. Such shares are expected to be registered through a registration statement on Form S-8 to be filed by the Company.

In addition, in connection with the standby equity purchase agreement ("SEPA") signed with Yorkville on May 12, 2026, the board of directors on May 23, 2026 resolved to issue 24,889 Ordinary Shares in accordance with the SEPA as commission fee to offset the USD 150,000 commitment fee to Yorkville. A registration statement on Form F-1 was filed on May 18, 2026 and has been declared effective by the SEC. As a result, the SEPA is fully available for use by the Company.

Conversions of Convertible Notes and Share Issuance to Yorkville

The Company has also received two further conversion notices in relation to its convertible notes and has issued a further 705,044 Ordinary Shares for another USD 4 million in principal amount converted under the 2026 convertible notes. As a result, of the originally issued USD 30 million, only USD 14 million remain outstanding as of the date of this Report on Form 6-K.

As a result of the issuances of ordinary shares, as of the date of this Report on Form 6-K, the outstanding number of shares has increased by 5,957,453 Ordinary Shares to 63,758,362 Ordinary Shares (including 5,000,000 non-voting earn-out shares held by Anette Schmid and Christian Schmid, which are subject to cancellation on April 30, 2027 should the share price not reach USD 15.00, in relation to 2,500,000 earn-out shares, or USD 18.00, in relation to the other 2,500,000 earn-out shares).

Press Release Furnished as Exhibits

On May 26, 2026, the Company issued a press release, which is furnished herewith as Exhibit 99.1, providing an update on the share issuances and conversions of convertible notes.

The information furnished in this Form 6-K, including the information contained in Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by a specific reference in such filing.

Caution Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based upon current expectations or beliefs, as well as assumptions about future events. Forward-looking statements include all statements that are not historical facts and can generally be identified by terms such as “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potentially,” or “will” or similar expressions and the negatives of those terms. These statements include, but are not limited to, statements relating to the Company’s plan to regain compliance with Nasdaq’s rules, planned financing transactions of the Company, and the Company's future financial performance. Actual results could differ materially from those expressed in or implied by the forward-looking statements due to a number of risks and uncertainties, including but not limited to, the timing of the Company’s submission of a plan to regain compliance, Nasdaq’s acceptance of the plan, the duration of any extension that may be granted by Nasdaq, the potential inability to meet Nasdaq’s requirements, unexpected delays in securing financing or changes to financing agreements and the other risks and uncertainties described in the Company’s SEC reports and under the heading “Risk Factors” in its most recent annual report on Form 20-F which are available at www.sec.gov. These forward-looking statements speak only as of the date of this report. Except as required by law, the Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this report.

The following exhibit is furnished herewith

Exhibit Number

99.1	Press release dated May 26, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 26, 2026	SCHMID Group N.V.

	By:	/s/ Arthur Schuetz
	Name:	Arthur Schuetz
	Title:	Chief Financial Officer